
SPP
CPM

82-353

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson


03029308

31 July, 2003

SUPPL


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C.
155
SECTION
PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendices 3B *New Issue Announcements* – 8 July 2003
- Announcement and Appendix 3B *New Issue Announcement* – 24 June 2003
- June 2003 Quarterly Report – 24 July 2003
- Appendix 5B *Mining Exploration Entity Quarterly Report* – 24 July 2003

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

SOUTHERN PACIFIC PETROLEUM N.L.

ANNOUNCEMENT

The Directors advise of the allotment on 18 June 2003 of 126,363 Ordinary Shares in the Equity Participation Scheme in accordance with Article 5A of the Company's Constitution. This represents an issue to employees in relation to existing Equity Participation Scheme commitments.

The shares were allotted at an issue price of $0.255 each, which was the ASX Last Sale price on Tuesday 17 June 2003, and paid to 1 cent per share on allotment, the balance to be paid on the Relevant Date as described in Article 5A of the Constitution.

The Equity Participation Scheme shares are not listed.

While equity participation shares are not used for fundraising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the company.

Total unquoted Equity Participation Shares (paid to either 1 cent each or 0.375 cents each) will now be 51,856,750.



V. H. Kuss
Company Secretary


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C.
105
SECTION

SOUTHERN PACIFIC PETROLEUM N.L.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Equity participation shares paid to 1 cent
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	126,363
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These equity participation shares were issued in accordance with Article 5A of the Company's constitution. They were allotted at an issue price of $0.255 per share (paid to 1 cent each).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No Issue was made in accordance with Article 5A of the Company's constitution.
5	Issue price or consideration	126,363 shares each paid to 1 cent (consideration of $1,263.63)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	While equity participation shares are not used for fundraising purposes, any proceeds received on issue of these shares will be used to meet general funding requirements of the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18/06/2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
408,085,539	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,950,748	Equity Participation Shares paid to 1 cent
22,906,002	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares
1	Conversion Option over maximum of 291,666,550 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable.

Part 2 - Bonus issue or pro rata issue

Not a Bonus or Pro Rata Issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

+ See chapter 19 for defined terms.

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities **<u>No New Class of Securites</u>**

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.
   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those +securities should not be granted +quotation.
   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 24 June 2003
(Director/Company secretary)

Print name: V H Kuss

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,632
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	These were equity participation shares. Notification was given to the ASX but they were not quoted. The shares have been paid up and thus achieved the relevant date in accordance with Article 5A of the Company's constitution.


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C. 155 SECTION

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 08/05/2003
5	Issue price or consideration	34,632 at 13.869c
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	These were issued as equity participation shares under Article 5A of the Company's Constitution. During 2003 they were paid up and became fully paid ordinary shares.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	08/05/2003 for 34,632

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)
Note:
34,632 moved from Equity Participation to fully paid. An additional 10,656 fully paid ordinary shares also issued as advised by separate form.

Number	+Class
408,130,827	Ordinary Fully Paid
2,562,747	Ordinary Shares paid to 10 cents
29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55).

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
28,950,748	Equity Participation Shares paid to 1 cent
22,871,370	Equity Participation Shares paid to 0.375 cents
246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
4,550,000	Convertible Unsecured Notes at $3.30 per note
12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares
1	Conversion Option over maximum of 291,666,550 fully paid ordinary shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

+ See chapter 19 for defined terms.

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities **No New Class of Securites**

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: ..8 July 2003

(Director/Company secretary)

Print name: V H Kuss

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002,1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,656
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Securities are fully paid ordinary shares and have all the rights attaching to ordinary shares.


SEC MAIL PROCESSING
RECEIVED
AUG 14 2003
WASH. D.C.
155
SECTION

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes Full participation from 23/06/2003
5	Issue price or consideration	These shares are issued pursuant to a Scheme of Arrangement between SPP & CPM. Under the Scheme, shareholders of CPM are entitled to receive 2.664 fully paid ordinary shares in SPP for every one of their fully paid ordinary shares in CPM. CPM shareholders who previously elected to defer from converting to SPP shares are able to convert their holding into SPP shares at this same ratio. The SPP share price on the date of conversion to SPP shares was $0.235 on 23/06/03.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares are issued to CPM shareholders that have lodged a request to convert their CPM shareholding to SPP shares. These CPM shareholders had previously elected to defer converting their shareholding to SPP shares pursuant to a Scheme of Arrangement between SPP and CPM, as described above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23/06/2003 for 10,656

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) **Note**: An additional 34,632 moved from Equity Participation to fully paid as advised by separate form.	408,130,827	Ordinary Fully Paid
		2,562,747	Ordinary Shares paid to 10 cents
		29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55).

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,950,748	Equity Participation Shares paid to 1 cent
		22,871,370	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 per note
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		14	Guarantee Facility Options over maximum 26,907,932 fully paid ordinary shares
		1	Conversion Option over maximum of 291,666,550 fully paid ordinary shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Full participation from date of allotment.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 8 July 2003

(Director/Company secretary)

Print name: V H Kuss

== == == == ==

SPP CPM

Southern Pacific Petroleum N.L.
(ABN 36 008 460 366)

JUNE 2003 QUARTERLY REPORT
24 July 2003

This quarterly report summarises the activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 30 June 2003. This report also contains information on a number of key events subsequent to 30 June.

2Q 2003 HIGHLIGHTS

- ***Record 96-day production run.***
- ***Quarterly oil production increases 75% vs 1Q 2003 to 194,000 barrels.***
- ***Plant availability increases to 63% in 1H 2003.***
- ***Oil yield increases to 78.6% of MFA (85% of design) in 1H 2003.***
- ***Planned shutdown to begin 25 July to initiate capital improvement program.***
- ***Cash reserves increase to A$31.2 million at 30 June with receipt of first tranche of SCP Koala Partners funding.***

1. STUART PROJECT ACHIEVES RECORD OIL PRODUCTION AND PLANT PERFORMANCE

Stuart Stage 1 Performance Measures	Quarterly		Half Yearly	
	2Q 2003	1Q 2003	1H 2003	2H 2002
• Oil production (kbbls)	194	111	305	169
• Oil production rate (bbls/stream-day)	2,680	2,640	2,670	2,250
• Plant availability (%)	79	47	63	41
• Shale feed rate (t/hr)	174	162	170	165
• Ore grade (MFA yield – LTOM [1])	188	189	189	169
• Plant oil yield (% MFA [2])	79.9	76.1	78.6	74.2

1. Litres per tonne at zero moisture (LTOM) as measured by the Modified Fischer Assay (MFA) technique. Stage 1 average design feed has a grade of 172 LTOM.
2. Stage 1 design oil yield (C_5+) is 92% of MFA.

Record Quarterly Production

The Stuart Stage 1 plant has achieved record quarterly oil production of 194,000 barrels in the second quarter of 2003, exceeding the first quarter production by 75% and the previous best quarter by 46%.

June 2003 oil production of 85,000 barrels also established a new monthly record.

First Half 2003 Production 94% of Total Oil Output in 2002

In the first half of 2003, Stuart produced 305,000 barrels of oil representing 94% of total oil output in 2002.

Stuart remains on track to achieve the Company's production target of 600,000 barrels of oil for the full year 2003.



Record Peak Day Oil Production Rate of 3,372 Barrels

Stream-day oil production rates averaged 2,680 barrels per day in the second quarter, including 16 days at rates in excess of 3,000 barrels per day.

A new daily oil production record of 3,372 barrels was also established on 13 June.

Plant Availability 63% in First Half

A significant increase in plant availability (% of time on-line processing shale) was the major contributor to increased oil production. Plant availability was 79% (72 days on shale) in the second quarter and 63% (114 days on shale) in the first half of 2003. The first half result represents a 54% improvement compared to the result in the second half of 2002 when plant availability averaged 41%.

This increase in availability is a direct result of improved equipment and plant reliability, which have reduced unplanned downtime. Continuous improvements in operational know-how and the facility enhancements implemented in maintenance shutdowns in the first quarter of 2003 and the fourth quarter of 2002 have contributed to this positive result.

As was to be expected, the reliability and predictability of Stuart plant performance has significantly improved as SPP's knowledge base has increased in areas such as selecting appropriate equipment and metallurgy and developing preventative maintenance schedules for the unique operational requirements at Stuart.

Shale Feed Rate Constrained to 70% of Design by the Shale Dryer

Shale feed rates averaged 170 tonnes per hour in the first half, showing a 3% improvement from the second half of 2002. Shale processing rates remain constrained to approximately 70% of design by the undersized shale dryer, the key bottleneck to increasing stream-day oil production rates. Removing this bottleneck is a key element of the planned capital improvement program that will be initiated at the end of July, although a new dryer is not expected to be operational until early next year.

Mining Higher Grade Ore

The mine plan in the first quarter and first half of 2003 has involved mining and blending a higher grade oil shale feed to the plant. The ore grade in the first half averaged 189 LTOM, an increase of 10% compared to the Stage 1 design ore grade of 172 LTOM.

Although this ore is of higher grade, it has a higher moisture content and produces more fines in the retorting process. Its successful processing with high oil yield and stable plant performance has demonstrated the flexibility of the ATP system. This experience expands on the successful test work completed in July and August 2002 on lower-grade ore representative of the planned Stage 2 and 3 projects.

Oil Yield at 85% of Design Level in First Half

Oil yield has continued to improve and averaged 78.6% of MFA in the first half of 2003, which is 85% of the Stage 1 design level. This improvement reflects successful changes to ATP operational parameters in the fourth quarter of 2002, including reduced recycling rates of spent shale to the ATP retort section, as well as higher combustion zone and retort zone temperatures, which have been sustained in the first half of 2003.

It is important to note that all of the above operational improvements will be incorporated, not only in future operations of the Stage 1 plant, but also in future plant expansions.

2. PRODUCTION RUN LENGTH INCREASED BY 71% TO 96 DAYS

Performance Parameter	Current Run-to-Date (8 Apr – 24 July)	Previous Run (13 Dec – 25 Feb)
• Oil production (kbbls)	260	140
• Stream-days on shale (#)	96	56
• Hot-hold days (#)	11	18
• Oil production rate (bbls/stream day)	2,720	2,500
• Shale feed rate (t/hr)	174	158
• Ore grade (MFA yield – LTOM)	188	182
• Plant oil yield (% MFA)	79.5	75.3

The Stage 1 plant has achieved its best production run to date exceeding the previous best run length by 71%. As of 24 July, the current run has been underway since 8 April, a period of 107 days, during which shale was processed for 96 days. A total of 11 days of ATP hot hold conditions were required in April and May but since 30 May, the plant has been in continuous operational mode.

The current run has also established a new oil production milestone of approximately 260,000 barrels, an 86% improvement from the previous run of 140,000 barrels. The average oil production rate also increased by 9% to 2,720 barrels per stream day.

This oil production increase in the current run reflects improvements in all performance parameters, including reliability, shale feed rate, ore grade and plant yield.

Planned Shutdown and Capital Improvement Program to Begin 25 July

On 25 July, the plant will be brought down on a planned basis to begin work on the capital improvement program. Production operations are scheduled to resume around the middle of September.

3. CUMULATIVE OIL PRODUCTION SURPASSES 965,000 BARREL MARK

The Stage 1 plant has now processed more than 1,556,000 tonnes of oil shale and produced approximately 965,000 barrels of oil during 406 operating days since operations began.

The extensive technical, operational and environmental experience accumulated from Stage 1 provides a solid basis on which to proceed with more definitive planning for the proposed A$600 million Stage 2 project, once regulatory approvals and financing are in place.

4. FIRST HALF OIL SALES YIELD A$16.2 MILLION IN REVENUE

Oil product sales of 272,600 barrels in the first half generated A$16.2 million in net revenues (after shipping costs and including excise tax rebates). This included A$5.7 million of net revenues in the second quarter.

Oil product sales in the first half were comprised of 141,050 barrels of light fuel oil (LFO) to the Singapore fuel oil market and 131,550 barrels of ultra-low sulphur naphtha (ULSN) to Mobil Oil Australia.

5. CAPITAL IMPROVEMENT PROGRAM TARGETS INCREASED PRODUCTION

Although operations of the Stage 1 plant have already demonstrated the successful production of oil from shale using the ATP technology, a number of relatively minor but necessary changes to the plant have been identified if design production rates are to be achieved.

The first phase of the planned Stage 1 capital improvement program, which will be funded from the recent SCP Koala Partners capital raising, will be initiated in the planned shutdown beginning 25 July. The program is focused on improvements in stream day capacity, plant reliability and oil yield. These improvements are projected to increase production and oil revenues, including capturing the excise tax rebate that is available on this increased production, as well as further expanding SPP's extensive operational experience base on Stage 1.

It is planned to execute the capital improvement program in at least two phases in 2003 and 2004. Approximately A$10 million of the program is projected for completion in the August 2003 to February 2004 period. A similar amount could potentially be committed in 2004 subject to the performance of the initial phase, availability of additional tranches of funding as contemplated in the SCP Koala Partners financing package and the status of joint venture partner discussions.

Of the initial phase of upgrading work, approximately A$3 million is projected for completion in the upcoming six-seven week planned shutdown. This work will primarily target plant reliability and increased production run length and will extend improvements implemented in the prior two shutdowns. These were successful in increasing the current run length to 96 days. The shutdown program will include:

- Improvements to the shale crushing circuit including greater wear-resistant components and upgrades to the feeder-breaker unit and the reclaim-feeder that deliver crushed shale to the shale dyer.
- Improvements to the existing dryer air flow and burner management systems to provide increased capacity while maintaining low odour performance.
- Improvements to a number of components in the ATP to increase durability and the time between maintenance turnarounds, and to increase oil yield. This includes replacement of the current instrument truss with a more robust design, replacement of the heat shield in the combustion zone with greater wear-resistant steel and further upgrades to the rear supports in the retort section. Improvements to the inter-zone seals and the actuator system for the spent shale recycle gate will target increased oil yield.
- Further implementation of the program to replace corroded, small diameter, carbon steel lines in the oil recovery plant with stainless steel lines. This program was initiated in the first quarter 2003 shutdown. In addition, the central carbon-steel section of the fractionator tower will be removed and replaced with a new section fabricated from stainless steel. The bottom section of this tower was originally fabricated from stainless steel to resist expected corrosion.
- Improvements to the processed ash handling system including upgrades to the conveyor systems to reduce dust and to increase reliability, and installation of greater wear-resistant components in the ash moisteners to extend production run length.
- Improvements to the flue gas scrubbing circuit and the main stack to increase reliability, minimise scale build-up and facilitate on-line cleaning.

Two other key elements of the initial phase of the capital improvement program will be advanced over the coming months, for start-up in the first quarter of 2004:

- A new dryer to increase stream day capacity with low odour emissions. Work is being finalised on a number of possible options that can deliver increased drying capacity by the first quarter of 2004.

- A new rolls-type crusher in the shale crushing circuit to improve shale particle size distribution, thereby increasing oil yield. At the current time, the crushing circuit is unable to supply design feed, despite many improvements, and provides a relatively high proportion of large shale particles (25% between 8 mm and 30 mm). These large particles do not dry or retort as effectively as smaller particles. The new crusher is designed to produce a feed that contains 85-95% of particles that are less than 8 mm. The new crusher has been ordered.

Costs for a new dryer and crusher are expected to be approximately A$7 million. Final commissioning of this equipment will be co-ordinated with a planned shutdown in the first quarter of 2004.

6. JOINT VENTURE PARTNER DISCUSSIONS CONTINUE IN ASIA AND USA

Attracting an industry joint venture partner remains a top priority for the Company and its new financial backer. With support from Lazard and other advisors in Asia and the USA, the Company will continue its ongoing efforts to establish a new joint venture at Stuart that can facilitate the advancement of the Stage 2 project.

From the platform of improved performance on Stage 1 and new financing of up to A$51 million, discussions have continued to advance with a number of companies in Asia. In particular, business and technical due diligence discussions have advanced with a consortium of Japanese companies who have expressed interest, although no commitments have yet been made.

New discussions have also been initiated with a number of USA-based petroleum companies.

7. STUART STAGE 2 DRAFT EIS REVIEW IN FINAL STAGES

The Draft Environmental Impact Statement (EIS) for the proposed Stuart Stage 2 project is in its final stages of review by the Queensland and Commonwealth Governments.

SPP remains confident that it has satisfactorily addressed all of the issues in its various submissions in 1999, 2002 and 2003 and that the EIS for Stage 2 will be approved. These submissions have benefited from the extensive knowledge and factual data developed in Stage 1 which have shown continuous improvement in all relevant environmental performance measures.

8. CASH RESERVES INCREASED WITH INITIAL TRANCHE OF NEW FUNDING

At the end of June 2003, the SPP Group had A$31.2 million of available funds under management reflecting receipt of the initial tranche of A$34 million (A$32 million net after costs) in new funds from SCP Koala Partners on 11 June 2003. On a proforma basis, available funds at 30 June were effectively increased to A$37.0 million with the inclusion of projected proceeds from the sale of month-end oil product inventories.



James D McFarland
Managing Director
24 July 2003

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Southern Pacific Petroleum N.L.

ABN	Quarter ended ("current quarter")
36 008 460 366	30 June 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	10,324	17,718
1.2	Payments for (a) exploration and evaluation	(14,718)	(29,487)
	(b) development		
	(c) production		
	(d) administration	(1,226)	(3,966)
1.3	Dividends received	2	2
1.4	Interest and other items of a similar nature received	8	13
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other - Sundry Receipts	5	8
	- GST Credits received from Aust Tax Office	1,501	3,029
	Net Operating Cash Flows	(4,104)	(12,683)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects		
	(b)equity investments		
	(c) other fixed assets		
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		2
	(c)other fixed assets	199	2,459
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other - Interest Received	136	228
	Net investing cash flows	335	2,689
1.13	Total operating and investing cash flows (carried forward)	(3,769)	(9,994)


SEC MAIL
RECEIVED
PROCESSING
AUG 1 4 2003
WASH. D.C.
155
SECTION

1.13	Total operating and investing cash flows (brought forward)	(3,769)	(9,994)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	637	1,007
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other - Interest Paid on borrowings (incl Convertible Notes)	(1,520)	(1,798)
	- Proceeds from issue of Secured Convertible Bonds	34,000	34,000
	- Costs of Issue of shares and Bonds	(2,058)	(2,058)
	Net financing cash flows	31,059	31,151
	Net increase (decrease) in cash held	27,290	21,157
1.20	Cash at beginning of quarter/year to date	3,956	10,089
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	31,246	31,246

Payments to directors of the entity and associates of the directors. Payments to related entities of the entity and associates of the related entities.

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	336
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	Guarantee facilities totalling US$17.5 million (Converted at A$/US$ rate on 30/06/03 of US$0.6604).	26,499	26,499
	TOTAL	26,499	26,499
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (before Sales Revenue)	16,933
4.2	Development	
	Total	**16,933**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	1,738	820
5.2	Deposits at call	29,508	3,136
5.3	Bank overdraft	0	0
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	31,246	3,956

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities**	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil	N/a	N/a

+ See chapter 19 for defined terms.

7.3	**+Ordinary securities** Fully Paid Ordinary Partly Paid Ordinary Partly Paid Ordinary Equity Participation Equity Participation	408,130,827 2,562,747 246,304 28,950,748 22,871,370	408,130,827 2,562,747 Nil Nil Nil	Fully Paid 50 50 Various Various	Fully Paid 10 40.616 1 0.375
7.4	Changes during quarter (a) Increases through issues Fully Paid Ordinary Equity Participation (b) Decreases through returns of capital, buy-backs, cancellations	 1,810,622 126,363 Nil	 1,810,622 Nil Nil	 Fully Paid 0.255	 Fully Paid 1
7.5	***Unsecured Convertible Notes***	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	 Nil Nil	 Nil Nil	 N/a N/a	 N/a N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*	 12,500,000 12,331,656 29,375,964	 Nil Nil 29,375,964	*Exercise price* $1.25 $1.2669 $0.55	*Expiry date* 20/04/2006 20/04/2006 19/11/2004
7.8	Issued during quarter	1,799,966	1,799,966	$0.55	19/11/2004
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7A	**Options** *(options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	14 Options (26,907,932)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 mths)	N/a
7.8A	Issued during quarter	Nil	Nil	N/a	N/a
7.9A	Exercised during quarter	Nil	Nil	N/a	N/a
7.10A	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures***(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

On 11 June 2003 Stuart Energy (Nominees) Pty Ltd, a controlled entity of SPP, issued 350 Secured Convertible Bonds at a discounted price $97,143 per Bond (the Bonds have a face value of $100,000 each). Each of the Bonds can convert into SPP fully paid ordinary shares on or before 11 June 2008 at 12 cents each (the 350 Bonds can convert into a maximum of 291,666,550 SPP fully paid ordinary shares).

In accordance with the Schemes of Arrangement resulting in SPP taking control of CPM, current CPM security holders (other than SPP) have the right to convert their CPM securities into SPP securities, as follows:

- At 30 June 2003, 10,730,014 CPM fully paid ordinary shares, 742,000 CPM partly paid shares and 1,882,250 CPM equity participation shares were subject to a deferral arrangement, whereby the holders of these shares could convert their holding into SPP shares at any time up to 8 March 2012. These shares each have the right to convert into 2.664 equivalent SPP shares.
- At 30 June 2003, CPM had 1,920,000 convertible notes on issue. As a result of the Scheme of Arrangement, each of these convertible notes are convertible into 2.664 SPP fully paid ordinary shares.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.



Sign here: (Director) Date: 24 July 2003

Print name: V. H. Kuss

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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